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KRISTOPHER D. BROWN kristopher.brown@dechert.com +1 212 698 3679 Direct +1 212 698 0697 Fax

August 8, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:          Forward Pharma A/S

Registration Statement on Form F-1

Originally submitted on April 9, 2014

CIK No. 0001604924

Ladies and Gentlemen:

Forward Pharma A/S (the “Registrant”) hereby provides the following responses to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated July 8, 2014, with respect to the Registrant’s second confidential Draft Registration Statement on Form F-1, submitted to the SEC on June 20, 2014 (the “Draft Registration Statement”).

For your convenience, the number of the responses and the headings set forth below correspond to the numbered comments and heading in the letter from the Staff.  Concurrently, the Registrant is filing its Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR.  Three copies of the Registration Statement marked against the Draft Registration Statement are included under separate cover to facilitate your review.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Costs, page 47

1.              We acknowledge your revised disclosure related to previous comment 20.  On page 59 you state that historical research and development costs relate only to development of FP187 for the treatment of psoriasis and on page 60 you state that there was no cost associated directly with development for the treatment of MS and that all costs were related to the development for the treatment of psoriasis.  However, it appears that you likely incurred some research and development costs through March 31, 2014 as indicated on page 76 where you held a pre-IND meeting with the FDA on RRMS in August 2013 and filed the IND in April 2014 and on page 62 where you indicate you developed tablets for the anticipated RRMS trials.  Please revise your disclosure to remove this apparent discrepancy or tell us how your disclosure is reasonable.

Response: In response to the Staff’s comment, the Registrant has revised the description of the research and development costs incurred in 2013 in connection with the development of FP187 for the treatment of RRMS.  Such costs include those related to the meeting with the FDA and consultation with the EMA, in the aggregate amount of $35,000.  The Registrant performed the pharmaceutical development of MS tablets in 2013, and the associated costs amounted to $68,000.  The Registrant has also added detail explaining the costs of $28,000 it incurred in 2014 in connection with the submission of the IND for FP187 to treat RRMS.  See page 66.

Use of Proceeds, page 50

2.              We note your response to prior comment 19 and reissue the comment in part.  While we recognize the inherent uncertainty of the clinical development process for FP187, such uncertainty does not relieve you from the obligation to provide investors with an understanding of how the proceeds from the offering will be used.  As such, please revise your disclosure to provide an estimate as to how far in the clinical development of FP187 for the treatment of RRMS and psoriasis, respectively, the proceeds from the offering will allow you to progress.  You may include a discussion in the use of proceeds section of factors or risks you believe may impact your projected clinical development for FP187.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure to provide an estimate as to how the proceeds from the offering will be used in the clinical development of FP187 for the treatment of RRMS and psoriasis. See page 54.The Registrant advises the SEC that the disclosure in the Use of Proceeds assumes an offering size of approximately $150 million. In the event the size of the offering differs materially, the planned use of proceeds will need to be revised along with the disclosure in the Registration Statement.

Exhibits, page II-2

3.              We note your disclosure at page 117 with respect to your entry into a bridge financing with NBFPII, an affiliated fund of your principal share holders controlled by your chairman.  Please amend your registration statement to file any agreement underlying this related party financing as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Registrant has amended the Registration Statement to include the Convertible Loan Agreement entered into in connection with the €8.4 million bridge financing as Exhibit 4.5 to the Registration Statement (the “EUR Bridge Facility”).  The Registrant further notes that it has entered into an additional bridge financing providing for availability of up to $10.0 million on August 6, 2014, with BVF Forward Pharma L.P., an affiliate of BVF Partners LP, which is itself affiliated with certain of the Registrant’s principal shareholders (the “USD Bridge Facility”).  The Registrant has added disclosure on this additional bridge financing and has included it as Exhibit 4.6 to the Registration Statement.

4.              We note your intent to enter into an agreement with Tech Growth Invest ApS in relation to consolidated financial reporting.  Please confirm that you will file any such agreement as an exhibit to your registration statement once entered into.

Response: The Registrant has determined, following discussions with Tech Growth Invest ApS, that it will not enter into such agreement with the latter.  In the event that, in the future, the parties enter into the agreement or any other similar agreement, the Registrant will file any such agreement as an exhibit to the Registrant’s SEC filings.

Financial Statements

Notes to Consolidated Financial Statements

Section 1 — Basis of Preparation

Note 1.1 Accounting Policies

First-time adoption of IFRS, page F-9

5.              We acknowledge your response to our comment 33.  An objective of IFRS 1, as indicated in paragraph 1(b), is to ensure that an entity’s first IFRS financial statements contain high quality information that provides a suitable starting point for accounting in accordance with International Financial Reporting Standards.  Since published financial information was provided, albeit separately, it appears that disclosures explaining the transition from your previous GAAP to IFRS should be provided in compliance with paragraph 23 of IFRS 1 as well as the effect of the consolidation in accordance with IG27.  Please also provide the reconciliations as required by paragraph 24 of IFRS 1.

Response: The Registrant respectfully submits that prior to its first-time adoption of IFRS as of January 1, 2012, it had never prepared or published consolidated financial statements.  Preparation of the consolidated financial statements is being undertaken solely in connection with the Registrant’s initial public offering (“IPO”).  Under prior Danish GAAP and, specifically, under Section 110 of the Danish Financial Statements Act granting exemption to small companies, the Registrant was not required to consolidate the financial results of its German subsidiary, Forward Pharma GmbH.  As such, under Danish GAAP, the parent Registrant’s investment in the German subsidiary was recorded at cost in its financial statements.  It is the Registrant’s view that the reconciliations required by paragraph 24 of IFRS 1 would not be meaningful for investors in the United States and would not influence the market opinion of IFRS information due to the different bases of presentation employed by the Danish parent and its German subsidiary and the Registrant’s historical practice of not preparing or distributing consolidated financial statements on any basis.  The Registrant has also noted that diversity in practice exists and, specifically, that other foreign private issuers did not disclose such reconciliations for similar reasons.

In addition, substantially all, if not all, of the users of the financial statements that are included in the Registration Statement will have no prior knowledge of the Registrant or the previous financial statements it prepared under Danish GAAP or its German subsidiary prepared under German GAAP.  Any reconciliation from Danish GAAP and/or German GAAP would have little practical benefit for the prospective investors.

In the past decades during the general European transition to IFRS, the underlying rationale for presenting a reconciliation as described in paragraphs 23 and 24 of IFRS 1 suggests that prior reporting has shaped or influenced investors directly because of the preparation on a basis other than IFRS.  More recently, the Jumpstart Our Business Startups Act (the “JOBS Act”) permits an emerging growth company (“EGC”), such as the Registrant, to take advantage of reduced reporting requirements and avoid being hindered by unnecessary or overly burdensome regulations.  A rigid application of paragraphs 23 and 24 taken out of context denies the Registrant, an EGC with virtually no history of dissemination of consolidated financial statements, the practical benefits of the JOBS Act in a scenario where the resulting information is not deemed meaningful by the investor community.  Given that IFRS is generally intended to be principles-based, the Registrant believes that the proposed disclosures outlined below are consistent with IFRS requirements and consistent with what is expected of an EGC and foreign private issuer that is undergoing an IPO in the United States.

When the Registrant evaluates, using the criteria outlined under the Conceptual Framework as issued by the IASB, the impact on its financial statements of not including the disclosure in accordance with paragraph 24 of IFRS 1, the Registrant believes its financial statements are not materially misstated.

The Registrant has performed a cost-benefit analysis in consideration of the SEC’s comment.  While the task can be performed, the Registrant believes that the time and expense in preparing a full quantitative reconciliation is substantial and disproportionate given that the requested disclosure does not provide meaningful additional information to investors in an IPO scenario for the reasons noted above.  Challenges include the underlying preparation and audit, such as increased company analysis of, and audit efforts relating to, the standalone investment in the subsidiary, the pushdown effect of consolidating entries recorded at the group level and the extent of additional disclosures required to explain and bridge the gap from two different bases of preparation, all of which significantly outweigh the benefit and incremental value that any quantitative reconciliation may provide to investors.

However, the Registrant agrees with the Staff’s view in having an overall assessment of the transition to IFRS and, where the differences are material or reasonably likely to be material, including applicable disclosures as part of the cross-border offering.  In performing the relevant analysis, the Registrant concludes that the only material adjustments made with respect to the transition from previous GAAP to IFRS were related to the recognition and measurement of shareholder and employee warrants.  In addition to the disclosures in Footnotes 2.5 and 4.4 of the consolidated financial statements regarding shareholder and employee warrants, the Registrant proposes including the following disclosure in Footnote 1.1 to describe the impact upon our first-time adoption of IFRS:

The impact of the adjustment related to shareholder warrants, which was required to be recognized under prior GAAP, resulted in the recognition of a derivative liability, as shown in the consolidated statement of financial position as “Net settlement obligation to shareholder warrants”, of $973,000 at January 1, 2012.  The associated expense of $6.7 million and $17.1 million was recorded in the consolidated statement of profit or loss as “Fair value adjustment to net settlement obligation to shareholder warrants” for the years ended December 31, 2013 and 2012, respectively.

The initial recognition of employee warrants under IFRS resulted in a net impact of nil on total equity at January 1, 2012.  Under IFRS, share based payment expense of $579,000 and $458,000 related to the employee warrants was recognized in the consolidated statement of profit or loss for the years ended December 31, 2013 and 2012, respectively.

The Registrant considers the above proposed disclosure to be consistent with IFRS as applied in practice and to meet the objectives of providing fair disclosure to investors.

6.              Please describe your ownership relationship with the German subsidiary for periods up to and including the year ended December 31, 2012 and how the relationship was reported in your financial statements as parent under your previous GAAP.

Response: In response to the Staff’s comment, as reported in Footnote 1 to the consolidated financial statements, the Registrant has described its ownership relationship with the German subsidiary as a wholly owned subsidiary of the Registrant. The Registrant refers to its response to Comment 5 included herein, whereby Section 110 of the Danish Financial Statements Act did not require the Registrant to consolidate the German subsidiary in its financial statements under Danish GAAP. As such, the investment in the German subsidiary was recorded at cost in the Registrant’s financial statements under Danish GAAP for periods prior to the first-time adoption of IFRS.

Classification of Operating Expenses in the Income Statement

Research and development costs, page F-10

7.              In MD&A on page 59 you indicate that research and development costs include filing, prosecuting, and defending patent claims and other intellectual property rights (including patent opposition and interference proceedings).  Please address the following:

•                  Tell how your inclusion of these costs in research and development is consistent with your stated policy as it does not appear to include patent related costs; and

•                  Tell us how the costs to prosecute and defend patents are properly classified as research and development under IFRS and reference for us the authoritative literature you rely upon to support your position.  Although paragraphs 126, 127 and 66c of IAS 38 permit the inclusion of fees to register a legal right as research and development costs, they do not address prosecution and defense costs.  In your response, tell us how the nature of prosecution and defense costs as contemplated by paragraphs 97 and 98 of IAS 1 is such to meet the definition of research or development activities as stipulated in paragraph 8 of IAS 38.

Response: In response to the Staff’s comment, the Registrant has added detail on the costs related to the patent and other intellectual property rights that form part of its research and development costs. See pages 65 and 66.

The Registrant’s accounting policy for classifying certain costs as research and development costs is consistent with the definition of research and development activities set forth in paragraph 8 of IAS 38 and the examples of such costs provided under paragraph 66c of IAS 38.  The Registrant’s policy is to include the costs related to the development and registration of its intellectual property rights that reside in any patent office or similar authority as part of its research and development costs while treating the costs incurred to enforce its intellectual property rights in the courts as general and administrative costs.  As such, the Registrant’s research and development costs include those related to the development of written patent text (including any laboratory research), submission to one or more patent offices or similar authorities of patent applications (e.g., submission fees), responding to office actions from one or more such authorities, and issuance of the patents.  The Registrant’s research and development costs also include the costs of opposition proceedings as well as other proceedings conducted through patent offices or similar authorities.  Such costs are, in the Registrant’s view, a normal part of research and development activities when developing pharmaceutical products.  The costs are necessary to obtain registration, and are within the definition of research and development activities under IAS 38.

The MD&A of the Registration Statement makes references to proceedings that are either currently pending with the patent authorities (e.g., opposition proceedings with the EPO) or in preparation for patent office actions (e.g., upcoming interference proceedings in the USPTO).  The opposition proceedings currently pending before the EPO are a standard process in which opponents challenge the granting of the Registrant’s patents and the Registrant provides responses to the oppositions submitted to the EPO.  The outcome of such proceedings may be that (i) the patent is maintained as is, (ii) the patent claim is limited, or (iii) the patent is revoked.  Such process can last for up to two years, and all costs related thereto are classified as part of the Registrant’s research and development costs as they relate to the maintenance and management of the Registrant’s intellectual property estate.  With respect to the USPTO interference proceedings discussed in the Registration Statement, the USPTO declares an interference in order to determine the correct inventor of a patent and whether one or the other party, or neither party, is entitled to the patent rights.  The Registrant has not yet been granted the patent in question, and the patent will reside with the USPTO until the conclusion of the interference proceeding.  The Registrant considers costs incurred in all such above mentioned proceedings as part of its research and development costs because such costs are necessary to establish the basis for registration of the Registrant’s intellectual property rights.

At the time of this response, the Registrant is not involved in any litigation in connection with its intellectual property rights.  If any litigation with respect to the Registrant’s intellectual property rights were to commence, costs incurred in such litigation would not be classified as research and development costs but as general and administrative costs.

Notes to Condensed Consolidated Financial Statements (unaudited)

Section 4 — Other Disclosures

Note 4.2 Events after the reporting period, page F-50

8.              Please tell us how you will account for the issuance and conversion of €8.4 million bridge financing obtained on May 30, 2014 and the effect it will have on your pro forma disclosures.

Response: In response to the Staff’s comment, the Registrant sets out below the contemplated accounting treatment of the issuance of €8.4 million bridge financing (which we herein previously defined as the EUR Bridge Facility) entered into by the Registrant on May 30, 2014, as well as the expected accounting treatment upon its conversion into equity.  In addition, the Registrant entered into a second bridge facility providing for availability of up to $10.0 million on August 6, 2014 (which we herein previously defined as the USD Bridge Facility). The Registrant has added disclosures about the USD Bridge Facility throughout the Registration Statement. The EUR Bridge Facility and the USD Bridge Facility are together referred to herein as the Bridge Facilities, and the financings under the Bridge Facilities are referred to as the Bridge Financings.  Under the EUR Bridge Facility and the USD Bridge Facility, the Registrant can make a draw down with not less than twelve business days notice in the amount of no less than €100,000 and $100,000, respectively.  An amount drawn down cannot be repaid and subsequently drawn down again.  As of the date of this letter, €3.5 million has been drawn down under the EUR Bridge Facility, and the €4.9 million remaining availability under the EUR Bridge Facilty and $10.0 million, representing the entire amount available under the USD Bridge Facility, have been called.  Under the terms of the Bridge Facilities, the lenders shall provide such called amounts by the end of August 2014.  Further, the Registrant explains the effect of the Bridge Financings on the pro forma disclosures in the Registration Statement.

Overall features of the Bridge Financings

The Registrant’s analysis of the accounting treatment is based on the below key terms in the agreement and other relevant facts affecting the accounting treatment:

1.        The EUR Bridge Facility is denominated in EUR. The USD Bridge Facility is denominated in USD. The Registrant’s functional currency is DKK.

2.        Interest under each Bridge Facility accrues at the rate of 10% per annum.

3.        The EUR Bridge Facility matures on the earlier of December 31, 2018 and the date of mandatory equity conversion or equity conversion under the Contingent Conversion Option (defined below). The USD Bridge Facility matures on the earlier of December 31, 2018 and the date of mandatory equity conversion or equity conversion under the Contingent Conversion Option.

4.        In the event the offering or another IPO occurs on or before December 31, 2014, the principal amount outstanding under each Bridge Financing, plus accrued and unpaid interest, will be converted into ordinary shares of the Registrant at a conversion price equal to the price at which ordinary shares are sold to the public in the IPO, less a 15% discount.

5.        In the event an IPO does not occur on or before December 31, 2014, the principal amount outstanding under each Bridge Financing, plus accrued and unpaid interest, will be convertible at the lender’s option into shares with a liquidation preference equal to that payable in respect of the existing Class B shares of the Registrant, at a rate of DKK 1,177.35 per share (the “Contingent Conversion Option”).

Accounting treatment for the issuance of the Bridge Financings

The Bridge Facilities (the non-derivative host contracts) are each an agreement for the delivery contingent upon an IPO of a variable number of shares in settlement of a fixed amount in foreign currency, or if the IPO does not take place on or before December 31, 2014, a fixed amount of foreign currency (either EUR or USD, as the case may be).

The Contingent Conversion Option for preference shares is an embedded derivative as discussed in IAS 39.10.  The number of shares to be issued under the Contingent Conversion Option will vary dependent on the relevant foreign exchange rate (EUR/DKK or USD/DKK), and accrued interest.  Because of this embedded variability in the Contingent Conversion Option, the requirement of exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments in IAS 32.16.b.ii for a conversion option to be classified as an equity instrument is not met.  The Contingent Conversion Option is not closely related to the debt host contract under IAS 39.AG30(f).  There are no other equity conversion options or discretionary payments, and hence, no equity component to the instrument.

Due to the fact that loan commitments which cannot be settled in cash are not within the scope of IAS 39, the Registrant’s loan commitments related to the Bridge Financings have no accounting impact until amounts are drawn down. On draw down under the facility, the Registrant will apply the fair value option per IAS 39.11A and will measure the instrument as a whole instrument, with the liability recorded at fair value through profit or loss.  As of the date of this letter, €3.5 million and $10.0 million have been drawn down under the EUR Bridge Facility and the USD Bridge Facility, respectively.

Accounting treatment for the conversion of the Bridge Financings

On conversion, whether mandatory in connection with an IPO or at the lender’s option in the event an IPO has not occurred on or before December 31, 2014, the Registrant will reclassify the financial liability and transfer the carrying amount of the liability (being the fair value as of the date of conversion) within shareholders’ equity.  Within the shareholders’ equity, the reclassification will be recognized in share capital and share premium.

Effect of the Bridge Financings on our pro forma disclosures

The Registrant respectfully submits that within the table of capitalization in the “Capitalization” section on page 58, the Registrant intends, on a pro forma basis, to reflect the conversion of €8.4 million and $10.0 million, representing the amounts the Registrant intends to draw down and has drawn down under the EUR Bridge Facility and the USD Bridge Facility, respectively (representing the entire principal amounts available thereunder), at the public offering price, less a discount of 15%. The pro forma calculation for the pre-pricing Registration Statement will not reflect accrued interest in the calculation, as this amount will not be known until pricing, and will be based on an assumed offering price at the midpoint of the price range. The final Registration Statement will take account of the actual offering price and the accrued interest.

Further to these pro forma disclosures, the registrant has amended the “Dilution” section on page 59 including disclosure on the net tangible book value per ADS, to take into account the conversion of €8.4 million and $10.0 million bridge financings (representing the entire principal amounts available under the Bridge Facilities), at the public offering price, less a discount of 15%. As above, the pre-pricing Registration Statement will assume an offering price at the midpoint of the price range and not reflect accrued interest, while the final Registration Statement will take into account the actual offering price and accrued interest.

*****

In addition to the above, further to the recent telephone conversation of the Registrant and its counsel with the Staff, the Registrant intends to enter into a Stock Lending Agreement pursuant to which one of the Registrant’s principal shareholders, Nordic Biotech Opportunity Fund K/S (“NBOF”), intends to loan shares to the underwriters, in order to facilitate the orderly closing of the sales of ADSs. The Registrant has added disclosure in various places in the F-1 to reflect the proposed arrangement.

Further to the conversation with the Staff, the Registrant would also be willing to add disclosure on the possibility that NBOF may be deemed to be a statutory underwriter along the lines of the following in a new subsection under the section “Related Party Transactions”, to the extent that the Staff believes such disclosure would be useful:

“Under the terms of the Stock Lending Arrangement, NBOF will loan shares (the “Borrowed Shares”) to the underwriters in order to facilitate the orderly closing of the sales of ADSs.  In the event we are unable to issue the newly issued shares as contemplated by the Stock Lending Agreement on a timely basis or if the Borrowed Shares are not returned to NBOF on a timely basis, then the offering may constitute a secondary offering.  In such event, NBOF would have a cause of action against the Company or the underwriters for the return of the Borrowed Shares, the issuance of an equal number of newly issued shares or monetary damages.  The Company has agreed to indemnify and hold harmless each of the underwriters and NBOF for any damages in connection with the Stock Lending Agreement and the transactions contemplated thereunder.  In addition, NBOF may be deemed to be a statutory underwriter and be subject to the obligations and responsibilities of an underwriter under the U.S. federal securities laws.”

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          the Staff’s comments or the changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:	Forward Pharma A/S
Peder Møller Andersen

K&L Gates LLP
David B. Allen
David C. Lee

Dechert LLP
Wayne J. Rapozo